EXHIBIT 11

COMPUTATION OF LOSS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Years Ended December 31,
	2010	2009

Net loss	$(3,271)	$(5,086)
Weighted average common shares outstanding for computation of basic EPS	12,640,664	12,613,083
Dilutive common-equivalent shares	--	8,403
Weighted average common shares for computation of diluted EPS	12,640,664	12,621,486

Loss per common share:
Basic	$(0.26)	$(0.40)
Diluted	$(0.26)	$(0.40)

At December 31, 2010 and 2009, there were 20,113 and 620,525 options outstanding, respectively, that were not included in diluted earnings per share, as the shares were anti-dilutive.